

July 11, 2022

Marc H. Bell
Chief Executive Officer
Terran Orbital Corporation
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida, 33487

> **Re: Terran Orbital Corporation**
> **Registration Statement on Form S-1**
> **Filed July 8, 2022**
> **File No. 333-266074**

Dear Mr. Bell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rosa A. Testani